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.C. 20549

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SEC FILE NUMBER
8- 17918

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED MAR - 8 2004 187 PROCESSING SECTION

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MID-OHIO SECURITIES CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Burns Road
(No. and Street)

Elyria	Ohio	44035
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Desich — (440) 323-5491
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Radachi and Company, Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

900 East Broad Street, Suite A	Elyria	Ohio	44035
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Richard Desich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mid-Ohio Securities Corporation, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

NOTARIAL SEAL STATE OF OHIO

GAIL PRIBANIC, Notary Public
State of Ohio
My Commission Expires 5-26-2005

This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- XX (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital
- XX (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- XX (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- XX (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- XX (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MID-OHIO SECURITIES CORP.

FORM X-17A-5
PART III

DECEMBER 31, 2003

RADACHI AND COMPANY
Certified Public Accountants and Business Consultants

900 EAST BROAD STREET, SUITE A, ELYRIA, OHIO 44035 • (440) 365-3115 • FAX: (440) 365-4668

MID-OHIO SECURITIES CORP.

TABLE OF CONTENTS

December 31, 2003

RADACHI AND COMPANY
Certified Public Accountants and Business Consultants

900 East Broad Street, Suite A
Elyria, Ohio 44035
Telephone (440) 365-3115 • Fax (440) 365-4668

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
of Mid-Ohio Securities Corp.
Elyria, Ohio

We have audited the accompanying statement of financial condition of Mid-Ohio Securities Corp. (a corporation) as of December 31, 2003, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mid-Ohio Securities Corp. as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 16 through 19 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Radachi and Company

February 13, 2004

MID-OHIO SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

	Allowable	Non-Allowable	Total
ASSETS			
Cash	$ 53,846		$ 53,846
Cash segregated under federal and other regulations	314		314
Receivables from brokers and dealers	61,329		61,329
Receivables from customers		$ 58,234	58,234
Receivables - other		360	360
Receivables from clearing organization (Note 2)	119,815		119,815
Securities owned, at market value: (Note 1)			
Stocks, bonds, and warrants	1,032,524		1,032,524
Securities owned not readily marketable, at fair value (Note 1)		23,200	23,200
Property and equipment, at cost (net of accumulated depreciation and amortization of $81,453) (Note 1)	376,576	80,614	457,190
Other assets:			
Deferred expense		92,400	92,400
Due from related parties (Note 10)		918,497	918,497
Investment in subsidiary (Note 8)		5,000	5,000
Miscellaneous		16,969	16,969
Total assets	$ 1,644,404	$ 1,195,274	$ 2,839,678

The accompanying notes are an integral part of the financial statements.
See Independent Auditors' Report.

MID-OHIO SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

	A. I. Liabilities	Non-A.I. Liabilities	Total
LIABILITIES AND STOCKHOLDERS' EQUITY			
LIABILITIES:			
Accounts payable	$ 253		$ 253
Accrued expenses	25,508		25,508
Notes payable: (Note 3)			
Secured	376,576		376,576
Total liabilities	402,337	-0-	402,337
STOCKHOLDERS' EQUITY:			
Common stock, stated value $5 per share; Authorized 500 shares, Issued and outstanding 128 shares			640
Additional paid-in capital			55,673
Retained earnings			2,381,028
Total stockholders' equity	-0-	-0-	2,437,341
	$ 402,337	$ -0-	$ 2,839,678

The accompanying notes are an integral part of the financial statements.
See Independent Auditors' Report.

MID-OHIO SECURITIES CORP.

STATEMENT OF INCOME

Year Ended December 31, 2003

REVENUE:		
Commissions:		
Commissions on transactions in listed equity securities executed on an exchange	$ 79,935	
Commissions on transactions in exchange listed equity securities executed over-the-counter	129,182	
Commissions on listed option transactions	9,529	
Total securities commisions		$ 218,646
Gains or losses on firm securities trading accounts:		
From all other trading		15,466
Gains or losses on firm securities investment accounts:		
Includes realized gains/(losses)	178,002	
Includes unrealized gains/(losses)	(221,983)	(43,981)
Fees for account supervision, investment advisory, and administrative services	1,893,982	
Other revenue related to securities business	195,523	
Other revenue	303,370	2,392,875
Total revenue		$ 2,583,006

The accompanying notes are an integral part of the financial statements.
See Independent Auditors' Report.

MID-OHIO SECURITIES CORP.

STATEMENT OF INCOME

Year Ended December 31, 2003

REVENUE (from previous page):		$ 2,583,006
EXPENSES:		
Clerical and administrative salaries	$ 351,486	
Compensation of voting stockholders/officers	89,903	
Employee and representatives' benefits and taxes	67,479	
Commissions and clearance paid to all other brokers	170,300	
Administrative services	252,931	
Communications	12,029	
Depreciation and amortization	48,340	
Interest	29,155	
Occupancy	111,929	
Promotional	75,600	
Regulatory fees	33,558	
Retirement plan	13,089	
Other	813,878	2,069,677
NET INCOME BEFORE INCOME TAXES		513,328
PROVISION FOR INCOME TAXES (Note 9):		176,440
NET INCOME		$ 336,888

The accompanying notes are an integral part of the financial statements.
See Independent Auditors' Report.

MID-OHIO SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2003

BALANCE - Beginning of year		$ 2,094,473
ADDITION:		
Net income	$ 336,889	
Prior period adjustment (Note 11)	5,979	342,868
BALANCE - End of year		$ 2,437,341

The accompanying notes are an integral part of the financial statements.
See Independent Auditors' Report.

MID-OHIO SECURITIES CORP.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 336,889
Adjustments to reconcile net income to net cash provided by operating activities	
Amortization	1,111
Depreciation	47,229
Gain on disposal of fixed assets	(230,529)
(Increase) decrease in:	
Deferred expenses	(92,400)
Due from related parties	(918,497)
Receivables from brokers and dealers	(44,623)
Receivables from customers	242,334
Receivables - other	711
Securities and spot commodities	196,659
Other assets	111,509
Increase (decrease) in:	
Secured notes payable	15,283
Accounts payable	(90,254)
Accrued expenses	(218,221)
Payables to brokers or dealers	(25,473)
Net cash used in operating activities	(668,272)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Proceeds from sale of fixed assets and customer lists	892,420
Purchase of fixed assets	(336,250)
Net cash provided by investing activities	556,170
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repayment of long-term debt	(21,552)
Repayment of capital lease obligations	(3,670)
Net cash used in financing activities	(25,222)

The accompanying notes are an integral part of the financial statements.
See Independent Auditors' Report.

MID-OHIO SECURITIES CORP.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2003

DECREASE IN CASH	$ (137,324)
CASH - Beginning of year	191,170
CASH - End of year	$ 53,846

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for interest	$ 29,155
Cash paid during the year for income taxes	$ 125,044

The accompanying notes are an integral part of the financial statements.
See Independent Auditors' Report.

MID-OHIO SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

Note 1. Summary of Significant Accounting Policies:

A. Business Activity:

The Company operates principally in the securities industry as a broker-dealer on a fully disclosed basis.

B. Securities:

Securities owned are valued at market value and securities owned not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

C. Receivables:

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to expense when that determination is made.

D. Property and Equipment:

Property and equipment are stated at cost and are depreciated using the straight-line and modified accelerated cost recovery methods over the estimated useful lives of the various assets. Capital improvements are stated at cost and are amortized over the economic useful life of the improvement.

Maintenance, repairs, and minor renewals are charged against earnings when incurred. Additions and major renewals are capitalized.

Depreciation expense for the year ended December 31, 2003 was $47,229.

Property and equipment are summarized as follows:

Land and building	$ 477,195
Furniture and fixtures	5,551
Capital improvements	15,659
Customer lists	40,238
	538,643
Less: Accumulated depreciation and amortization	81,453
	$ 457,190

See Independent Auditors' Report.

MID-OHIO SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

Note 1. Summary of Significant Accounting Policies (Continued):

E. Estimates:

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

F. Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly-liquid investments with an initial maturity of three months or less to be cash equivalents.

G. Concentration of Credit Risk for Cash held at Banks and Brokerage Firm:

The Company maintains cash balances at several banks and with one brokerage firm. Accounts at each bank are insured by the Federal Deposit Insurance Corporation up to $100,000. The brokerage account contains cash that is protected up to $100,000 by the Securities Investor Protection Corporation.

Note 2. Receivable from Clearing Organization:

An inventory loan receivable in the amount of $119,815 is due from Dain Correspondent Services, a division of Dain Rauscher Incorporated, a broker clearing house.	$119,815

MID-OHIO SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

Note 3. Notes Payable:

Notes payable secured at December 31, 2003, consist of:

A note payable in the amount of $336,570 is due to FirstMerit Bank. The note is being paid in equal monthly installments of $3,211, including interest at a rate of 2% over the prime index. This note matures in July, 2018, and is secured by the building of the Company.	$336,570
A note payable in the amount of $40,006 is due to FirstMerit Bank. The note is being paid in monthly installments of $873, plus interest at a rate of 8.5%. This note matures in July, 2008, and is secured by the building of the Company.	40,006
	$376,576

Maturities of long-term debt are as follows:

Year Ending December 31,	Amount
2004	$ 28,768
2005	30,569
2006	32,489
2007	34,536
2008	32,664
Thereafter	217,550
	$ 376,576

Note 4. Defined Contribution Plan:

The Company sponsors a defined contribution pension 401(k) plan covering all employees meeting certain plan requirements.

Pension expense for year ended December 31, 2003 was $13,089.

MID-OHIO SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

Note 5. Net Capital Requirement:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003, the Company had net capital and net capital requirements of approximately $1,123,127 and $250,000, respectively. The Company's net capital ratio was 4.49 to 1.

Note 6. Custodian Accounts:

A custodial relationship exists between Mid-Ohio Securities Corp. and customers for which it maintains Individual Retirement Accounts. The Company collects an annual fee from each customer for such services.

Note 7. Report Disclosure:

Part III of the Mid-Ohio Securities Corp. Focus Report (Form X-17A-5) dated December 31, 2003, to the Securities and Exchange Commission is available for examination and copying at the principal office of the Company in Elyria, Ohio, and at the Chicago, Illinois regional office of the Commission.

Note 8. Investment:

The Company has an investment in a wholly-owned subsidiary, Mid-Ohio Capital Investment Services, Inc. which is carried at cost. These financial statements reflect only the activity of Mid-Ohio Securities Corp. and do not reflect any intercompany eliminations.

Note 9. Provision for Income Taxes:

Current provision for income taxes in the amount of $176,440 reflects timing differences between financial statement and income tax reporting mainly due to the recognition of unrealized gains or losses on marketable securities for financial statement purposes.

MID-OHIO SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

Note 10. Due from Related Party:

A note receivable in the amount of $191,037 is due upon demand from Equity Administrative Services, Inc., a related party.	$191,037
A note receivable in the amount of $413,716 is due upon demand from Equity Trust Company, a related party.	413,716
A note receivable in the amount of $313,744 is due upon demand from 225 Road, LLC, a related party.	313,744
	$918,497

Note 11. Prior Period Adjustment:

A prior period adjustment in the amount of $5,979 is reflected in retained earnings and is a result of a federal tax refund from Form 1120X for the tax year ended December 31, 2001.

SUPPLEMENTARY INFORMATION

MID-OHIO SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2003

NET CAPITAL

Total Stockholders' Equity	$ 2,437,341	
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-0-	
B. Deferred federal income taxes	-0-	
Total capital and allowable subordinated liabilities		$ 2,437,341
Deductions and/or Charges:		
Non-allowable assets:		
Receivables from customers	58,234	
Securities owned readily marketable	23,200	
Property and equipment	80,614	
Due from related parties	918,497	
Deferred expense	92,400	
Other assets	22,329	1,195,274
Net Capital before Haircuts on Securities Positions		1,242,067
Haircuts on Securities (computed, where applicable, pursuant to 15c3-1 (f)):		
A. Trading and investment securities:		
State and municipal government obligations	619	
Stocks and warrants	35,545	
Other securities	82,776	
B. Undue concentration	-0-	118,940
Net Capital		$ 1,123,127

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17A-5 as of December 31, 2003)

Net capital, as reported in Company Part II unaudited FOCUS report		$ 1,096,483
Increase in assets	$ 86,663	
Increase in liabilities	(13,323)	
Increase in non-allowable assets	(46,696)	26,644

See Independent Auditors' Report.

MID-OHIO SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2003

Net capital per above	$ 1,123,127

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 26,836
Minimum dollar net capital requirement of reporting broker or dealer	$ 250,000
Net capital requirement	$ 250,000
Excess net capital	$ 873,127
Excess net capital at 1500%	$ 1,096,291
Excess net capital at 1000%	$ 1,082,893
Ratio: Aggregate indebtedness to net capital	.36 to 1

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable	$ 255
Accrued expenses	25,506
Deferred federal income tax	-0-
Notes payable	376,576
Total aggregate indebtedness	$ 402,337
Percentage of aggregate indebtedness to net capital	36%
Percentage of debt-to-debt equity total computed in accordance with rule 15c3-1(d)	-0-%

See Independent Auditors' Report.

MID-OHIO SECURITIES CORP.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2003

CREDIT BALANCES	
Free credit balances and other credit balances in customers' security accounts	$ -0-
Total credit items	-0-
DEBIT BALANCES	
Total debit items	-0-
RESERVE COMPUTATION	
Excess of total debits over total credits	$ -0-
Amount held on deposit in "Reserve Bank Account"	$ 314
Amount on deposit including value of qualified securities	-0-
New amount in Reserve Bank Accounts after adding deposit including value of qualified securities	$ 314

The reserve computation is made on a weekly basis.

RECONCILIATION with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2003)	
Reserve computation, as reported in Company Part II unaudited FOCUS report	$ -0-
Interest earned	-0-
Reserve bank accounts balance per above	$ -0-
Excess as reported in Company's Part II FOCUS Report	$ -0-
Excess per this computation	$ -0-

See Independent Auditors' Report.

MID-OHIO SECURITIES CORP.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2003

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by the respondent within the time frames specified under Rule 15c3-3.	$ -0-
A. Number of items	-0-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, exluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -0-
A. Number of items	-0-

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customer's fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3.

See Independent Auditors' Report.

RADACHI AND COMPANY
Certified Public Accountants and Business Consultants

900 East Broad Street, Suite A
Elyria, Ohio 44035
Telephone (440) 365-3115 • Fax (440) 365-4668

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To The Board of Directors and Stockholders
of Mid-Ohio Securities Corp.
Elyria, Ohio

In planning and performing our audit of the financial statements of Mid-Ohio Securities Corp. (a corporation) for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Mid-Ohio Securities Corp. that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making (1) the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3(e); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs in internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL
(Continued)

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Radachi & Company

February 13, 2004